Registered office Piazzale Enrico Mattei, 1 00144 Rome Phone +39 06 59821 eni.com

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

March 23, 2026

Re: Notice of disclosure pursuant to Section 2 19 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2025 of Eni SpA.

Dear Sirs,

pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Eni SpA has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on March 23, 2026.

Sincerely,

/s/ FRANCESCO ESPOSITO
Francesco Esposito
Title: Head of Accounting and Financial Statements

Eni SpA

Share Capital Euro 4,005,358,876.00 full paid up

Rome Company Register

Tax Identification Number 0484960588

VAT number 00905811006,

R.E.A. Rome n. 756453

Branches:

Via Emilia, 1 and Piazza Ezio Vanoni, 1

20097 San Donato Milanese (Milan) - Italy